EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Ordinary Shares, par value $0.0001 per share, of Yalla Group Limited and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of August 6, 2025.

Dated: August 6, 2025

Jolly Unique Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group Management, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII, L.P

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII Co-Investment, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

AREO Holdings Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

OAVII Holdings, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Lam Lai Ming

/s/ Lam Lai Ming

Orchid Asia VII GP, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative